Pricing Sheet No. 2011-MTNDG0148 dated November 23, 2011 relating to
Offering Summary No. 2011-MTNDG0148 dated November 10, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities
Trigger Jump Securities Based on the Price of a Brent Blend Crude Oil Futures Contract
due November 26, 2014

PRICING TERMS – NOVEMBER 23, 2011
Issuer:		Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of the securities, and possibly zero.

Aggregate principal amount:		$1,537,000
Stated principal amount:		$1,000 per security
Issue price:		$1,000 per security (see “Underwriting fee and issue price” below)
Pricing date:		November 23, 2011
Original issue date:		November 29, 2011
Maturity date:		November 26, 2014
Underlying commodity:		Brent blend crude oil
Payment at maturity per security:
If the final commodity price is greater than the initial commodity price,
$1,000 + the greater of (i) the upside payment and (ii) $1,000 x the commodity return percentage
If the final commodity price is less than or equal to the initial commodity price but greater than the trigger price,
$1,000
If the final commodity price is less than or equal to the trigger price,
$1,000 x the commodity performance factor
This amount will be less than or equal to $650 and could be zero.  There is no minimum payment at maturity on the securities.

Upside payment:		$410 per security (41% of the stated principal amount)
Commodity return percentage:		(final commodity price – initial commodity price) / initial commodity price
Commodity performance factor:		final commodity price / initial commodity price
Commodity price of the underlying commodity:
The settlement price per metric barrel of deliverable grade Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby futures contract, stated in U.S. dollars, as made public by ICE and displayed on Bloomberg Page “CO1 <CMDTY>” (or any successor page) and Reuters Screen page “LCOc1” (or any successor page) on that day, subject to the terms described under “Description of Securities—Commodity Price of the Underlying Commodity” in the accompanying preliminary pricing supplement.

Initial commodity price:		$107.02, the commodity price of the underlying commodity on the pricing date
Final commodity price:		The commodity price of the underlying commodity on the valuation date
Valuation date:		November 21, 2014, subject to postponement for non-underlying commodity business days and certain market disruption events.
Trigger price:		65% of the initial commodity price
CUSIP:		1730T0QJ1
ISIN:		US1730T0QJ15
Listing:		The securities will not be listed on any securities exchange.
Underwriter:		Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per Security	$1,000	$30	$970
Total	$1,537,000	$46,110	$1,490,890
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $990 per security. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the securities, will receive an underwriting fee of $30 for each security sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $30 for each $1,000 security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.
You should read this document together with the offering summary describing the offering and the preliminary pricing supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on November 10, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311004714/dp27186_fwp-d.htm
Preliminary Pricing Supplement filed on November 10, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311004713/dp27188_424b2-d.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities are not sponsored, endorsed, sold or promoted by ICE. ICE makes no representation or warranty, express or implied, to the investors in the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of ICE commodity futures prices to track general commodity market performance. ICE has no relationship to Citigroup Funding Inc., Citigroup Inc. or any of its affiliates and ICE commodity futures prices are determined, composed and calculated by ICE without regard to Citigroup Funding Inc., Citigroup Inc. or any of its affiliates or to the securities. ICE has no any obligation to take the needs of Citigroup Funding Inc., Citigroup Inc. or any of its affiliates or the needs of the holders of the securities into consideration in determining, composing or calculating any ICE commodity futures settlement price. ICE is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the securities to be issued or in the determination or calculation of the equation pursuant to which cash amounts are payable on the securities. ICE has no obligation or liability in connection with the administration, marketing or trading of the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.